Lincoln National Corporation
150 N. Radnor-Chester Road
Radnor, PA 19087
phone 484-583-1430

March 8, 2010

Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:           Lincoln National Corporation
Form 10-Q for the Quarter Ended June 30, 2009
Form 10-Q for the Quarter Ended September 30, 2009
File Number 1-06028

Dear Mr. Rosenberg:

This letter is in response to your letter of February 23, 2010 concerning Lincoln National Corporation’s (“LNC” or the “Company”) Form 10-Q for the quarters ended June 30, 2009 and September 30, 2009.  We are in the process of responding to your comments, but are requesting an extension until March 23, 2010 to respond.

Sincerely,

/s/Douglas N. Miller
Douglas N. Miller
Vice President & Chief Accounting Officer

Cc: Frederick J. Crawford, Executive Vice President and Chief Financial Officer